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                             DEED OF ASSIGNMENTS OF
                             PATENTS and TRADE MARKS

                                     BETWEEN

                           ASIAN LINK ENGINEERING LTD

                                       AND

                     CVS TRAVELHOST INTERNATIONAL PTY. LTD,
                       Re'. GuestNet Internet: TV Product

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THIS DEED OF ASSIGNMENT is made the 1st day or November, 2000

BETWEEN: ASIAN LINK ENGINEERING LTD of 10/F, Flat 5, Wah Chun Ind. Centre, 95 Chai Wan Kok Street, Tsuen War, N .T. Hong Kong ("the Assignor") of the first part

AND: CVS TRAVELHOST INTERNATIONAL PTY. LTD., 535 Boxer Road, Glen Austin, Midrand d, South: Africa, PO Box 6911, Halfway House, Midrand, South Africa, 1685 ("the Assignee") of the other part

BACKGROUND

A. The Assignor is the proprietor of the registered and pending patents ("the Patents") and registered trade marks ("the Trade Marks" particulars of which are set out in the Schedule.

B. The Assignor and the Assignee have entered into a sale and purchase agreement dated November 1, 2000 ("the Sal-. and Fu chase -Agreement") whereby inter alia the Assignor has agreed with :he Assignee for certain valuable consideration to assign and transfer to the Assignee all of the Assignee's intellectual property rights to specified products and systems within certain specified territories

OPERATIVE PROVISIONS

1. Pursuant to tie Sale anti Purchase Agreement and the abovementioned consideration paid by the Assignee to the Assignor for the goodwill attaching to the Assets and intellectual property rights is transferred (the receipt of which the Assignor acknowledges) the Assignor sells assigns transfers and sets over to the Assignee the Patents and Trademarks specified in the Schedule to hold the same for the Assignee absolutely. The Assignee has full power sole right and authority to apply for and obtain entry of its name in the Register of Patents and Register of Trademarks respectively.

2. The Assignor and the Assignee mutually covenant and agree that the Assignor shall execute any and all documents which it may be called upon to execute whether before or after completion of the Sale and Purchase Agreement in order to give full effect to this assignment,

3. The Assignor assigns and transfers to the Assignee any and all of the Assignors rights and remedies against others in relation to all and all past present and future infringements of any and all of the rights in the Patents and Trademarks.

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                                  THE SCHEDULE
                                  "THE PATENTS"

South Africa Patent No. 97/10365

Short title:      "A Telecommunications Method and System" Issued already
                  claiming priority on the Australian Provisional Patent
                  Application: No. PO 3792, filed on 22 November, 1996


                                "THE TRADEMARKS"

The Assignor has no registered trademarks in the territories of Mexico or the African continent.
The Assignee may have already made trademark applications or other arrangements for the GuestNet name/mark in the territories.

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IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals
the day and year first hereinbefore written            ________________________,

[ASSIGNOR]

                                        /s/ [ILLEGIBLE]         [SEAL]
THE COMMON SEAL of ASIAN LINK
ENGINEERING LTD, was affixed in accord a
with its Constitution in the
Presence of:

----------------------------------------          Director

/s/ [ILLEGIBLE]                                   Director | Secretary
----------------------------------------

[ASSIGNEE]

THE COMMON SEAL of CVS                  )
TRAVELHOST ITERNATIONAL PTY.            )
LTD. was affixed in accordance with its )
Constitution in the presence of;        )         ...

                                                  Director

                                                  Director | Secretary

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